Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (Nos. 333-190762, 333-145258, and 333-145257) on Forms S-8 and, (Nos. 333-161425 and 333-146212)) on Forms S-3 of Emisphere Technologies, Inc. of our reports dated March 31, 2015, relating to our audits of the financial statements at December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 and internal control over financial reporting at December 31, 2014, which appear in this Annual Report on Form 10-K of Emisphere Technologies, Inc. for the year ended December 31, 2014. Our report dated March 31, 2015, relating to the financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

/s/ McGladrey LLP

New York, New York

March 31, 2015